UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 0-24710

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sirius Satellite Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sirius Satellite Radio Inc.

1221 Avenue of the Americas, 36th Floor

New York, New York 10020

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York June 26, 2007

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	As of December 31,
	2006	2005

ASSETS
Investments, at fair value:
Pooled Separate Funds	$18,118	$12,403
Sirius Satellite Radio Inc. common stock	10,940	15,608
Participant loans	221	225
Total investments	29,279	28,236
Contributions receivable:
Employer	4,309	3,356
Participant	146	—

Total contributions receivable	4,455	3,356
Net assets available for benefits	$33,734	$31,592

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Plan No. 001

EIN: 52-1700207

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the Year Ended December 31, 2006
ADDITIONS:
Investment income	$62
Contributions:
Employer, net of forfeitures	5,447
Participant	5,791
Other	68
Total additions	11,368

DEDUCTIONS:
Benefits paid to participants	1,715
Net realized and unrealized depreciation in fair value of investments	7,505
Administrative expenses, net of forfeitures	6
Total deductions	9,226
Net increase in net assets available for benefits	2,142
Net assets available for benefits, beginning of year	31,592
Net assets available for benefits, end of year	$33,734

See Notes to Financial Statements.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

EIN 52-1700207

Plan No. 001

Notes to Financial Statements

1.  Description of the Plan

Sirius Satellite Radio Inc. (the “Company”) sponsors the Sirius Satellite Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The inception date of the Plan was September 1, 1998 and the Plan has a December 31 fiscal year end. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.

Assets Held in Trust

Since April 1, 2005, all assets of the plan are held by Prudential Retirement Services. Prudential Retirement Services is an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the assets of the Plan and for the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the Trustee for which PRIAC is the record keeper.

The investment options available to participants as of December 31, 2006 and their related investment objectives were as follows:

Lifetime Funds. The investment objective for each of the five funds in this investment option varies, in keeping with the investment time horizon and associated asset allocation of the underlying portfolios. The performance goal for each fund is to consistently outperform its custom benchmark over full market cycles.

Core Bond Fund. This fund seeks to outperform its benchmark and comparable actively managed funds over full market cycles. This fund invests in high quality domestic fixed income securities, including investment-grade corporate bonds, mortgage-backed and asset-backed securities and government issues.

Franklin Balance Sheet Investment Fund – Class A. This fund seeks to provide high total return, of which capital appreciation and income are components, by investing primarily in equity securities of small or relatively new or unseasoned companies that are believed to be underpriced at the time of purchase, but have the potential for significant capital growth.

International Growth/Artisan Partners Fund. This fund seeks to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies. This fund invests primarily in publicly traded corporate equities of companies domiciled outside the United States or whose primary business activities are outside the United States.

Janus Adviser Balanced Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income by investing primarily in domestic and foreign equity securities.

Small Cap Growth/TimesSquare Fund. This fund seeks to achieve long-term capital appreciation through investments in common and preferred stocks of United States companies with market capitalization between $30 million and $3 billion. The fund focuses on growth companies with new product developments and technological breakthroughs.

Oakmark Equity & Income Fund – Class I. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed-income securities.

Mid Cap Value/CRM Fund. This fund seeks to outperform, over the long-term, the Russell Mid Cap Value index and broader market.

Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Mid Cap Growth index in a risk controlled manner

Large Cap Growth/Turner Investment Partners Fund. This fund seeks to provide capital appreciation with minimal focus on income, as well as to outperform the Russell 1000 Growth Index and comparable equity growth managers over full market cycles.

Large Cap Value/LSV Asset Management Fund. This fund seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or a full market cycle, whichever is longer.

Templeton Growth – Class A Fund. This fund seeks to provide long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets.

Guaranteed Income Fund. This fund provides money market-like liquidity and offers safety of principal with an attractive rate of return. This fund invests in a diversified portfolio of fixed income instruments, primarily private placement bonds, intermediate-term bonds and commercial mortgages.

Sirius Satellite Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius Satellite Radio Inc.

Eligibility

Participation in the Plan begins on the first day of the calendar month following the date in which an employee has; (a) attained the age of 21; (b) been classified as a Class A Employee as defined in the Plan document; and (c) and completed one full month of service, as defined in the Plan document.

Contributions

Participants may elect to contribute from 1% to 50% of their compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $15,000 in 2006 and $14,000 in 2005. The Code also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,000 and $4,000 for the calendar years ended December 31, 2006 and 2005, respectively. Participants may rollover amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2006 were approximately $1,018,000. Participants’ contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

The Plan provides for discretionary employer matching contributions, in the form of shares of common stock of the Company, based on participant elective deferral percentages. The Company matches 50% of participants’ elective deferrals up to 6% of their compensation. The total matching contribution for the year ended December 31, 2006 was approximately $1,404,000, which was paid in the form of 314,452 shares of common stock of the Company.

The Company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. Employees are only eligible to share in profit-sharing contributions during any year in which they are employed on the last day of the year and have met the eligibility requirements of the Plan. For the year ended December 31, 2006, the Company contributed 5.71% of compensation to each eligible employee’s plan account, or an aggregate of approximately $4,309,000, which was paid in March 2007 in the form of 1,217,159 shares of common stock of the Company. Such amount is included in employer contributions receivable as of December 31, 2006.

Loans

The Plan provides for loans to active participants. Participants may borrow the lesser of $50,000 or 50% of the vested portions of the participant’s account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant’s account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence in which case, the loan could be up to ten years. Repayment of any loan is required to be completed not less frequently than quarterly.

Participant Accounts

Each participant’s account is credited with participant contributions, employer matching and profit-sharing contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in employer matching and profit-sharing contributions begins one year after the participant’s service begins at a rate of 33 1/3% per year until the completion of the third year, when 100% is vested. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits

Upon termination of employment due to death, disability, and retirement or upon attaining age 59 ½, a participant may receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

Forfeitures

Non-vested employer matching contributions are forfeited upon termination of employment or a participant’s withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer matching contributions. Forfeitures for the year ended December 31, 2006 were approximately $104,000. Unallocated non-vested assets were approximately $2,000 and $133,000 as of December 31, 2006 and 2005, respectively. During the year ended December 31, 2006, forfeitures used to reduce the Company’s contributions and administrative expenses were approximately $240,000 and $5,000, respectively.

Administrative Expenses

Administrative expenses are paid through participant forfeitures or by the Company.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in funds are valued based on the Plan’s pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in Sirius Satellite Radio Inc. common stock are valued based on quoted market prices. Realized gains and losses from the sale of investments are computed using the participant’s cost basis in the investment aggregated at the Plan level. Net unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2006 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

3.  Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 13, 2002, stating that the Plan, as then designed, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.

4.  Plan Termination

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the Trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

5.  Investments

The fair values of investments that individually represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2006	2005
	(In thousands)

Sirius Satellite Radio Inc. Common Stock – Non-participant Directed	$8,463	$12,259
Sirius Satellite Radio Inc. Common Stock – Participant Directed	2,477	3,349
AllianceBernstein Growth & Income – Class A Fund	-	2,953
Guaranteed Income Fund	2,137	1,654
Templeton Growth Account	1,811	1,085
Large Cap Value/LSV Asset management	4,579	-
Large Cap Growth/Turner Investment Partners	1,530	-

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in fair value as follows:

For the Year Ended December 31, 2006
(In thousands)

Sirius Satellite Radio Inc. Common Stock	$(9,264)
Pooled Separate funds	1,759
Total decrease in fair value of investments	$(7,505)

6. Non-participant Directed Investments

Non-participant directed funds invested solely in Sirius Satellite Radio Inc. common stock totaled $8,463,000 and $12,259,000 as of December 31, 2006 and 2005, respectively. The components of the change in net assets relating to non-participant directed investments are as follows:

For the Year Ended December 31, 2006
(In thousands)

Contributions	$4,801
Net decrease in fair value of investments	(7,479)
Benefits paid to participants	(60)
Forfeitures	(200)
Administrative and other expenses	(418)
Transfers to participant-directed investments	(440)
Change in non-participant directed funds	$(3,796)

7.  Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2006

(In thousands, except shares)

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement Insurance & Annuity Company	Janus Adviser Balanced Fund: 17,262 shares in participation	$618
*	Prudential Retirement Insurance & Annuity Company	Lifetime Income & Equity Fund: 1,297 shares in participation	21
*	Prudential Retirement Insurance & Annuity Company	Lifetime Growth Fund: 58,381 shares in participation	1,007
*	Prudential Retirement Insurance & Annuity Company	Lifetime Conservative Fund: 8,439 shares in participation	141
*	Prudential Retirement Insurance & Annuity Company	Lifetime Balanced Fund: 44,693 shares in participation	754
*	Prudential Retirement Insurance & Annuity Company	Lifetime Aggressive Fund: 25,872 shares in participation	451
*	Prudential Retirement Insurance & Annuity Company	Franklin Balance Sheet Investment – Class A Fund: 16,093 shares in participation	1,326
*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/TimesSquare Fund: 32,513 shares in participation	780
*	Prudential Retirement Insurance & Annuity Company	International Growth/Artisan Partner Fund: 64,046 shares in participation	975
*	Prudential Retirement Insurance & Annuity Company	Core Bond Fund: 51,533 shares in participation	772
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund: 69,633 shares in participation	2,137
*	Prudential Retirement Insurance & Annuity Company	Templeton Growth – Class A Fund: 30,896 shares in participation	1,811
*	Prudential Retirement Insurance & Annuity Company	Oakmark Equity and Income Fund: 15,896 shares in participation	474
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Value/CRM Fund: 3,843 shares in participation	48
*	Prudential Retirement Insurance & Annuity Company	Mid Cap Growth/Times Square Fund: 45,103 shares in participation	694
*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/LSV Asset Management Fund: 225,424 shares in participation	4,579
*	Prudential Retirement Insurance & Annuity Company	Large Cap Growth/Turner Investment Partners Fund: 115,799 shares in participation	1,530
*	Prudential Retirement Brokerage Services	Sirius Satellite Radio Inc. Common Stock: 3,090,286 shares in participation	10,940	**
	Participant Loans	5.00% - 9.25%	221

	Total Assets		$29,279

*	Represents a party-in-interest
**	Balance consists of participant and non-participant directed investments. The cost of these investments was $13,299.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

Schedule H, line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

(In thousands)

(a) Identity of Party Involved	(b) Description of Asset	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i) – single transaction in excess of 5% of plan assets.*

**Sirius Satellite Radio Inc.	Common	1	$3,322	N/A	$3,322	$3,322	N/A
Non-participant Directed Stock	Stock

Category (iii) – series of transactions in excess of 5% of plan assets.*

**Sirius Satellite Radio Inc.	Common
Non-participant Directed	Stock	25	$4,726	N/A	$4,726	$4,726	N/A

* There were no category (ii) or (iv) reportable transactions during 2006.

** Represents a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

	By:	/s/ David J. Frear
David J. Frear
Executive Vice President and
Chief Financial Officer
of Sirius Satellite Radio Inc.

Dated June 28, 2007